September 14, 2018

Stephen Burns
Chief Executive Officer
Workhorse Group Inc.
100 Commerce Drive
Loveland, OH 45140

       Re: Workhorse Group Inc.
           Registration Statement on Form S-3
           Filed on August 20, 2018
           File No. 333-226923

Dear Mr. Burns:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3

General

1. We note that you are registering for resale common stock underlying warrants. We further note that you are registering for resale 108,768 shares of common stock that underlie a warrant that is to be issued following the end of the company's third quarter. Please provide an analysis to support the finding that the private placement was completed at the time of filing the registration statement. For guidance, please refer to
       Questions 134.01 and 139.11 of the Securities Act Sections Compliance and Disclosure
       Interpretations, available on our website at www.sec.gov.
       We remind you that the company and its management are responsible for the accuracy
 Stephen Burns
Workhorse Group Inc.
September 14, 2018
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Susan Block at (202) 551-3210 or Laura Nicholson at (202) 551-3584 with any questions.



FirstName LastNameStephen Burns                            Sincerely,
Comapany NameWorkhorse Group Inc.
                                                           Division of
Corporation Finance
September 14, 2018 Page 2                                  Office of
Transportation and Leisure
FirstName LastName